July 1, 2013

Mr Brad Skinner
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
 20549


Sasol Limited
Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2012 Filed October 12, 2012
File No. 001-31615

Comment Letter dated June 28, 2013

Dear Sirs,

We acknowledge receipt of your letter of comment dated June 28, 2013 with respect to our Form 20-F for the year ended June 30, 2012 filed on October 12, 2012 on File No. 1-31615.

We estimate that we will be in position to respond to your questions by no later than July 31, 2013.

Yours faithfully



/s/ Ms K C Ramon
Chief Financial Officer






Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486 Johannesburg 2000  South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Directors: TH Nyasulu (Chairman) DE Constable (Chief Executive Officer) (Canadian) C Beggs HG Dijkgraaf (Dutch) VN Fakude (Executive) MSV Gantsho IN Mkhize ZM Mkhize MJN Njeke KC Ramon (Executive) PJ Robertson
(British and American) JE Schrempp (German) S Westwell (British)
Company Secretary:VD Kahla